Jan R. Hauser Vice President and Controller General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 USA T 203 373-3234 F 203 373-3757 jan.hauser@ge.com

Via EDGAR
June 13, 2014

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-00035

Dear Mr. Cascio:

We are responding to your comment letter dated May 22, 2014, to Jeffrey S. Bornstein, Chief Financial Officer of General Electric Company (“GE” or the “Company”) related to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Losses on Financing Receivables, page 105

1.
Please clarify for us how your revised methods of classifying receivables as nonaccrual and nonearning “limit the use of the cash basis of accounting for nonaccrual financing receivables.” Describe to us the new policy you adopted in the fourth quarter of 2013 as it relates to use of the cash basis of accounting for loans, and explain how it differed from your previous policy. Discuss and quantify the impact on each loan category as of December 31, 2013.

(1)

Response:

In the fourth quarter of 2013, we made three revisions to our nonearning and nonaccrual classifications that are discussed in more detail below.

Cost recovery method

We reassessed our practice for recognizing interest income on impaired nonaccrual loans as we more closely aligned our policies with bank regulatory guidance.  ASC 310-10-35-39 (Receivables) allows a creditor to use judgment in determining the method for recognizing interest income on impaired loans, including a cash basis method, a cost recovery method, or some combination of both. Prior to the fourth quarter of 2013, we recognized cash received on nonaccrual loans as either interest income or as a reduction of the recorded investment in the loan based upon our evaluation of the individual facts and circumstances related to the ultimate collectability of the remaining recorded investment in the loan. For example, when ultimate collectability of the principal was deemed doubtful, the cost recovery method was applied and no revenue was recognized until cash payments from the borrower exceeded the cost basis of the loan.

In the fourth quarter of 2013, to more closely align with bank regulatory guidance, we established a rebuttable presumption that cash received on nonaccrual loans would be applied as a reduction of the recorded investment in the loan. As a result, we expect that the application of cash received as interest income to be rare. Consistent with the revised practice, we reclassified $2.1 billion and $0.5 billion of nonaccrual cash basis commercial loans to nonaccrual cost recovery in our Real Estate and CLL businesses, respectively, and reclassified $0.4 billion from nonaccrual cost recovery to nonaccrual cash basis loans in our Consumer business.

Return to accrual status

Separately, we reclassified $1.0 billion and $0.5 billion of loans in our Real Estate and CLL businesses, respectively, from nonaccrual cash basis to accrual status because these loans were currently paying in accordance with original contractual terms and, based on our review, future payments were reasonably assured. For a commercial loan where the original terms were previously restructured, the modified loan and any write-down taken was supported by a current, well-documented credit evaluation of the borrower’s financial condition and the prospects for repayment under the modified terms, including consideration of the borrower’s sustained historical repayment performance for a reasonable period (i.e., a minimum of six months).

(2)

    Consumer credit card interest accrual

Additionally, the Board of Governors of the Federal Reserve System Instructions for Preparation of Consolidated Financial Statements for Holding Companies Reporting Form FR Y-9C provide that an asset need not be placed on nonaccrual status if “the asset upon which principal or interest is due and unpaid for 90 days or more is a consumer loan.” To more closely align our practice with this bank regulatory guidance, beginning in the fourth quarter of 2013, we continue to accrue interest on consumer credit cards until the account is written off in the period the account becomes 180 days past due. Previously, we stopped accruing interest on consumer credit card loans when the account became 90 days past due. As a result of this revision, $1.1 billion of consumer credit card loans that were previously classified as both nonaccrual and nonearning (i.e., nonaccrual cost recovery) were returned to accrual status in the fourth quarter of 2013.

As disclosed on pages 52 and 57 of the Management’s Discussion and Analysis section of our 2013 Form 10-K, the impact of these changes had an insignificant effect on earnings.

Audited Financial Statements and Notes

Note 14. Income Taxes, page 157

2.
We note the disclosure on page 169 that you sold a portion of Cembra through an initial public offering and recorded a pre-tax gain of $351 million. We also see on page 34 that you recorded a tax benefit related to the transaction that resulted in a 6% reduction from your consolidated U.S. income tax rate. Please describe to us in detail the accounting for the Cembra initial public offering and explain how it resulted in the tax benefit.

Response:

A tax benefit resulted on the Cembra Money Bank AG (Cembra) initial public offering (IPO) as a portion of the pre-tax gain was not subject to foreign tax or current U.S. tax. In addition, no U.S. deferred tax was provided because the non-U.S. proceeds were indefinitely reinvested in operations outside the U.S.

During 2013, a Swiss subsidiary, owned through a U.S. subsidiary of General Electric Capital Corporation (GECC), disposed of a 68.5% controlling interest in Cembra, its Swiss consumer finance bank. The disposal was effected through an IPO with shares issued and listed on the Swiss Stock Exchange. The excess of proceeds over the basis in the portion sold, coupled with a revaluation of the portion retained, resulted in a pre-tax gain of $351 million.

(3)

As the IPO transaction resulted in the loss of control of a subsidiary that is a business, we deconsolidated the subsidiary as of the date we ceased to have a controlling financial interest. The pre-tax gain of $351 million included gains on the portion of our interest disposed of through the IPO (68.5%) and the revaluation of the portion we retained (31.5%). Our determination of this pre-tax gain also included an allocation of goodwill to the carrying value of Cembra, in accordance with ASC 350-20-40, because the transaction represented the disposal of a portion of a reporting unit that is a business. It also included the reclassification of all of the parent’s cumulative translation adjustment relating to Cembra, which amounted to a net $16 million pre-tax loss. A portion of this amount represented the cumulative translation loss from an effective hedge of the net investment in the foreign entity in accordance with ASC 830-20-35-3(a). Subsequent to the IPO, our 31.5% retained investment in Cembra is accounted for under the equity method.

Prior to the disposition of Cembra, both the Swiss franc appreciation in the investment and the corresponding loss on the Swiss franc borrowings and associated hedges were reported in other comprehensive income. These amounts were released into earnings upon the loss of control and deconsolidation of the subsidiary. The reported pre-tax gain on the sale of the shares in the IPO included the gain from the Swiss franc appreciation against the U.S. dollar on our investment in Cembra, as well as the loss on the associated Swiss franc borrowings and associated hedges. On a pre-tax basis, the Swiss franc gain on the investment and the loss on the borrowings and associated hedges amounted to approximately $2.3 billion each and substantially offset each other, netting to a $16 million pre-tax loss that reduced the pre-tax gain from the sale. However, these gains and losses occurred in different legal entities, resulting in separate taxation and an overall net tax benefit from the transaction. Specifically, the Swiss franc gain realized by the Swiss parent of Cembra is not subject to current tax in the U.S. or Switzerland. In addition, no U.S. deferred tax was recorded, in accordance with ASC 740-30-25-17, because the proceeds from the sale have been indefinitely reinvested in GECC’s non-U.S. operations. The losses on the Swiss franc borrowings and associated hedges were largely recorded in entities whose earnings are taxable in the U.S. resulting in a tax provision benefit. The tax benefit provided on the Swiss franc borrowings and hedge losses accounted for substantially all of the $850 million tax benefit recorded on the disposition of the shares of Cembra, since there was no offsetting current or deferred tax on the Swiss franc gain in the investment.

The sale resulted in a net pre-tax gain of $351 million and a tax provision benefit of $850 million for a net after-tax gain of $1,201 million. The sale of Cembra impacted the U.S. Federal statutory income tax rate to actual income tax rate reconciliation of GECC by (13.3)% and impacted the GE consolidated tax rate reconciliation by (6.0)%. This was based on a total tax difference from an expected tax at 35% of $973 million (i.e., the difference between expected taxes of $123 million on a pre-tax gain of $351 million compared to an actual tax benefit of $850 million).

(4)

3.
Further, we note that “tax on global activities including exports” on page 159 impacted your U.S. Federal statutory income tax rate to actual income tax rate reconciliation by (24.7)% for GE Consolidated and (45)% for GECC. To help us understand the other underlying factors besides the Cembra transaction, including offsetting, which resulted in the increased benefit from tax of global activities during the fiscal year ended December 31, 2013, please describe for us any other transactions or tax treatment/benefits in foreign taxed jurisdictions that impacted the “tax on global activities including exports” by 3% or greater. Please provide a separate discussion for the consolidated entity and for GECC.

Response:

In the Management’s Discussion and Analysis (MD&A) section of our 2013 Form 10-K, we describe that our effective income tax rate is lower than the U.S. statutory rate primarily because of benefits from lower-taxed global operations, including the use of global funding structures. The rate of tax on our indefinitely reinvested non-U.S. earnings is below the 35% U.S. statutory rate because we have significant business operations subject to tax in countries where the tax on that income is lower than the U.S. statutory rate and because GE funds the majority of its non-U.S. operations through foreign companies that are subject to low foreign taxes.

Operating through foreign companies that are subject to low foreign taxes results in the substantial portion of the tax benefit reflected in the “tax on global activities including exports” line. These operations are spread across our businesses in a number of countries, and with the exception of the tax benefit from the sale of Cembra, no individual transaction or tax treatment/benefit (e.g., the operations of a business in a lower tax rate country) had a 3% or greater effect on the GE consolidated effective tax rate reconciliation for the year ended December 31, 2013.

However, there were two items for GECC that had a 3% or greater impact on the GECC effective tax rate on a gross basis. The effect of the tax rate differential from the U.S. rate of the GE Capital Aviation Services business in Ireland had a greater than 3% effect on the GECC effective tax rate reconciliation, although not on the GE consolidated rate reconciliation. In addition, a tax benefit was realized in 2013 for losses related to GECC’s investment in its Italian bank. The tax benefit of the loss, net of an expense to establish a valuation allowance required on the bank’s existing Italian deferred tax assets, was less than 3% of pre-tax income of GECC. However, the gross tax benefit related solely to the loss of value in the investment including tax uncertainty, before considering the valuation allowance, was 3.1% for GECC but less than 3% for GE consolidated.

The tax benefit on the GECC equity investment in the Italian bank was the result of operating losses incurred in that business in the recent years. As a result of the losses, and valuations of the Italian bank associated with the anticipated capital infusion to the business, realization of a U.S. tax benefit related to the tax basis equity in the Italian bank became apparent and was recognized in 2013. A tax benefit related to a parent’s investment in a subsidiary generally may not be recognized until it becomes apparent that the basis difference will reverse in the foreseeable future (ASC 740-30-25-9), accordingly, these tax benefits were not previously recognized because their future realization was not apparent.

Two additional items that contributed to the 2013 benefit reported in “tax on global activities including exports” that do not individually exceed 3% for either GECC or GE consolidated were discussed in the MD&A. These were the 2013 retroactive extension of certain expired U.S. tax provisions including the provision deferring tax on active financial services income and tax benefits realized from the effective settlement of the IRS audit of years 2008 and 2009 related to global activities.

(5)

4.
You disclose on page 158 that the Internal Revenue Service (IRS) has completed the audit for your income tax returns for the years 2006 through 2009, except for certain issues for these periods that remain under examination. Please describe to us in greater detail the material issues that remain under examination and quantify for us the possible impact, if any, on your unrecognized tax benefits should the IRS disallow your tax position.

Response:

GE filed several claims for refund related to securitization transactions and the credit for foreign taxes as the audit for 2006-2009 was nearing completion. Due to the late timing of the claims, GE and the IRS agreed that the claims would be separated from the remainder of the exam and would not prevent the completion of the audit in the normal course during 2013. GE believes that the remaining amounts of recognized tax benefit are probable of being accepted in 2014 once the IRS has had an opportunity to review the information provided. None of the issues involved is material to the balance of unrecognized tax benefits reported at December 31, 2013.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please don’t hesitate to contact me at 203-373-3234.

GENERAL ELECTRIC COMPANY

/s/ Jan Hauser
Jan Hauser
Vice President, Controller and Chief Accounting Officer

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
J. S. Bornstein, Chief Financial Officer
B. B. Denniston, III, Senior Vice President and General Counsel
C. A. Pereira, Chief Corporate, Securities and Finance Counsel; Chairman, Joint GE and GECC Disclosure Committee
D. A. Warner, III, Chairman, Audit Committee
W. J. O’Mara, Partner, KPMG LLP

(6)